Elan Corporation, plc Treasury Building, Lower Grand Canal St. Dublin 2, Ireland T +353 1 709-4000 F +353 1 709-4700
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 USA

January 21, 2011

Re:	Elan Corporation, plc Form 20-F for Fiscal Year ended December 31, 2009 Filed February 25, 2010 File No. 1-13896

Dear Mr. Rosenberg:

We hereby submit this response to our conversations with the Staff on January 11, 2011 and January 18, 2011 regarding our Form 20−F for the year ended December 31, 2009 (the “2009 Form 20-F”). The comments you provided to us in that discussion have been paraphrased and reproduced (in bold and italics) immediately before our response.

1.
You contributed the AIP assets to Janssen AI for your 49.9% share in the JV while Johnson & Johnson contributed a $500 million funding commitment for their 50.1% share, so please explain why you are not equity accounting for your share of the funding, as it appears to us to be an investee capital transaction that changed your ownership percentage (from 100% to 49.9%).

Elan’s Response:

After evaluating the Staff’s questions, we understand that there is a more appropriate approach to applying the equity method than the approach we had previously adopted.

In our initial application of the equity method, we did not separately analyze the fair value of our $235 million investment in Janssen AI into its component elements, namely (a) the fair value of Elan’s proportionate 49.9% share of the IP and related assets of Janssen AI and (b) the fair value of Elan’s proportionate interest in the Johnson & Johnson contingent funding commitment. We did, however, initially record the combined cost of the two component assets of the equity method investment in Janssen AI at fair value on initial recognition. These assets are subsequently accounted for under the equity method of accounting.

Consequently, Elan’s proportionate interest in the Johnson & Johnson funding commitment will be remeasured to reflect any changes in the expected cash flows as of each reporting date and this remeasurement, along with the recognition of Elan’s proportionate share of the losses of Janssen AI from inception, will result in changes in the carrying value of the equity method investment asset that will be reflected in the income statement, in accordance with paragraph 10-35-4 of ASC Topic 323 “Investments - Equity Method and Joint Ventures”.

In effect, should the entire $500 million actually be funded by Johnson & Johnson, this will result in the expensing of the $117.7 million initial fair value of Elan’s proportionate share of the Johnson & Johnson funding commitment over the funding period. This represents the expensing in full of Elan’s 49.9% proportionate share ($249.5 million) of the $500 million funding, along with the recognition of cumulative net gains of $131.8 million associated with the funding uncertainty being resolved.

Please refer to Appendix I for a quantitative and qualitative materiality assessment of the impact of this application of equity method accounting on our 2009 Financial Statements. On the basis of this assessment, we note that due to the clearly inconsequential nature of the misstatement in fiscal year 2009, the impact of correcting entries for the 2009 Financial Statements would be immaterial. Based on our preliminary quantitative and qualitative materiality assessment using expected financial statement data for fiscal year 2010, we also note that the impact of the misstatement would also be equally inconsequential if the correcting entries are recorded in the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2010 (the “2010 Financial Statements”), to be filed on Form 20-F for the fiscal year end December 31, 2010. Accordingly, we propose to record the correcting entries in the 2010 Financial Statements (without adjusting the comparative figures) and amend the applicable footnotes to these financial statements (i.e. the equity method investment accounting policy and the equity method investment footnote) to reflect the revised application of equity method accounting to our Janssen AI investment. The proposed form of these footnotes is set out in the Draft Disclosure section of the SAB 99 Analysis in Appendix I to this letter.

2.	Why did you account for the premium paid by Johnson & Johnson on the Elan equity as additional paid in capital and not as part of the consideration for the AIP assets?

Elan’s Response:

We have accounted for Johnson & Johnson’s equity investment in Elan at fair value. The cash proceeds paid by Johnson & Johnson for its equity stake in Elan are representative of the fair value of the shares issued. The $885 million in cash paid by Johnson & Johnson represented an 11.7% premium on Elan’s closing share price on September 17, 2009, when the deal closed.

We also considered the following guidance contained in paragraph 25-12 of ASC 730-20 “Research and Development Arrangements”, which requires that the cash proceeds provided by Johnson & Johnson for its equity stake should be recorded at fair value as paid-in capital:

“If warrants or similar instruments are issued in connection with the arrangement, the entity shall report a portion of the proceeds to be provided by the other parties as paid-in capital. The amount so reported shall be the fair value of the instruments at the date of the arrangement”.

We consider the premium paid by Johnson & Johnson to be part of the cost of its strategic 18.4% equity stake in Elan. We believe that the equity transaction was separately priced and was not impacted by the other transactions entered into, as it is our belief that a transaction with a third party seeking to acquire a large minority stake would require that party to pay a significant premium.

In addition, the shares issued to Johnson & Johnson provided certain incremental, contractual rights to Johnson & Johnson which they would not have obtained if they had purchased the shares on the market. These rights include board rights (Johnson & Johnson are allowed to nominate one member to the Elan board) and certain pre-emptive and other rights.

We also analyzed similar deals in the market to assess the appropriateness of the premium and concluded that the premium paid by Johnson & Johnson is reasonable compared to market precedents for significant minority investments made by strategic investors.

Having considered all of the above factors in our fair value assessment, we believe that the premium paid is reasonable and represented an arm’s length price and, consequently, should be accounted for in our equity.

3.	We understand you valued the AIP assets at $235 million. However, given Johnson & Johnson’s $500 million commitment, is there an argument that the fair value should be closer to this amount?

Elan’s Response:

We do not believe this argument should be made due to the following reasons. The $500 million amount is the maximum funding commitment and does not reflect any of the uncertainties inherent in the program. In estimating the fair value of the contingent funding commitment, adjustments should be made to reflect; 1) the probability that the cash will be spent and thereby give rise to the expected cash flows under the commitment, which we expect would be lower in later time periods given the risk of safety-related events emerging as the programs progress through clinical trials, and given the speculative nature of a program such as AIP; and 2) the time value of money, as the cash will be spent over a period of several years.

As mentioned previously, we will reassess the probability of the cash flows occurring at each reporting date.

We continue to believe that the estimates made by us in estimating the fair value of the AIP assets are reasonable and represent our best judgements. We also obtained a contemporaneous fairness opinion from an independent investment bank that concurred with our $235 million valuation for these assets.

4.	We understand that any balance of the $500 million unspent is refundable to Johnson & Johnson if the program is terminated early. Who does the IP revert to in that circumstance?

Elan’s Response:

All IP is owned by Janssen AI. Elan has the option, exercisable in certain circumstances post-termination of activity by Janssen AI, to acquire this IP from Janssen AI in exchange for specified future royalties.

If Elan does not exercise its option, all IP rights would remain in Janssen AI and, if and when Janssen AI is wound-up, such IP rights (or the proceeds there from) would be distributed as provided under Section 7.5 of the Shareholders’ Agreement, which references back to the Section 7.1(a-g) liquidation cascade. Therefore, Elan would end up with sharing the IP with Johnson & Johnson, or a proportionate share of any divestment proceeds.

5.
In their 10-K, Johnson & Johnson described the $500 million as including “Elan's share” of the initial $500 million of spending by Janssen AI. Does Johnson & Johnson's use of that phrase indicate that Elan does share in this expense and should equity account for it?

Elan’s Response:

Our analysis of the agreements indicates that they do not refer to anything other than a Johnson & Johnson commitment. However, as noted in our response to Question 1, we acknowledge that there is a more appropriate approach to applying the equity method that will result in Elan recording its proportionate share of the Janssen AI results and the remeasurement of the Johnson & Johnson contingent funding commitment over the period in which the funding is spent.

6.	How likely is it that the initial $500 million will be exhausted and that Elan will be required to contribute to funding costs beyond that amount?

Elan’s Response:

At the time of the transaction, we believed that the $500 million could be sufficient to allow the program to get to profitability. However, we also recognized that there was a reasonable prospect that it might not be sufficient, and the agreements lay out clear and unambiguous funding arrangements, which would apply if the initial Johnson & Johnson $500 million is exhausted.

We acknowledge that:  (i) we are responsible for the adequacy and accuracy of the disclosure in our Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We believe that we have fully responded to the Staff’s comments. However, if you have any questions about any of our responses or require further information, please do not hesitate to telephone me at 011-353-1-709-4063 or Elan’s Senior Vice President Group Finance and Controller, Nigel Clerkin, at 011-353-1-709-4234.

Yours sincerely,

/s/ Shane Cooke
Shane Cooke
Executive Vice President and Chief Financial Officer